UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K
☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: September 30, 2009

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Optimal Group Inc.
Full Name of Registrant

Optimal Robotics Corp.
Former Name if Applicable

3500 de Maisonneuve Blvd. West, 2 Place Alexis-Nihon, Suite 800
Address of Principal Executive Office (Street and Number)

Montreal, Quebec, Canada H3Z 3C1
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Optimal Group Inc. (“Optimal”, the “Company”) was unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2009 by the prescribed filing deadline (November 9, 2009) without unreasonable effort or expense as explained below. The Company expects to file the Form 10-Q by November 13, 2009.

On October 30, 2009, Optimal announced that it had entered into a non-prosecution agreement with the Office of the United States Attorney for the Southern District of New York. In relation to the matters set forth in the non-prosecution agreement, Optimal has requested a written opinion from external counsel, the conclusions of which opinion will impact upon the accounting treatment of certain balance sheet items in the financial statements that are to be included in Part I of the Form 10-Q and the related notes to such financial statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gary Wechsler	514	738-8885
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes    ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

Optimal Group Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2009	By:	/s/ Gary Wechsler

	Title:	Treasurer and Chief Financial Officer Optimal Group Inc.

Exhibit Index
Exhibit Number	Description

99.1	Letter from Sarafa Law LLC